Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Election of Directors

CALGARY, April 27, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to announce that at its annual meeting of shareholders held on April 26, 2018 each of the nine nominees were elected as directors of the Company.

The detailed results of the vote by ballot are as follows:

	Votes for		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Lorenzo Donadeo	77,444,043	97.09%	2,318,218	2.91%
Larry J. Macdonald	73,358,465	91.97%	6,403,795	8.03%
Stephen P. Larke	74,876,909	93.88%	4,885,351	6.12%
Loren M. Leiker	79,691,400	99.91%	70,861	0.09%
Dr. Timothy R. Marchant	79,627,233	99.83%	135,028	0.17%
Anthony Marino	79,691,602	99.91%	70,659	0.09%
Robert Michaleski	74,471,541	93.37%	5,290,719	6.63%
William B. Roby	78,990,290	99.03%	771,971	0.97%
Catherine L. Williams	74,292,021	93.14%	5,470,239	6.86%

For complete voting results, please see our Report of Voting Results available through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

An archive webcast of the annual meeting of shareholders presentation by Anthony Marino, President & CEO, that provides a business overview and an update on recent developments, is available on Vermilion's website at www.vermilionenergy.com.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 6%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France and the Netherlands.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 27-APR-18